[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	The Gabelli SRI Fund, Inc. (the “Fund”)

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A under the Securities Act of 1933 (Registration No. 333-141093)

In connection with the Securities and Exchange Commission’s (the “Commission”) review of Pre-Effective Amendment No. 2 to the Registration Statement filed on behalf of the Fund on May 31, 2007, the Fund hereby acknowledges that:

(i.)	The Commission’s declaring the filing effective does not foreclose the Commission from taking any action with respect to the filing;
(ii.)	The Fund is fully responsible for the adequacy and accuracy of the disclosure in the filing; and
(iii.)

The Fund may not assert the acceleration of the effective date of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the filing, please contact me at (212) 318-6962.

Very truly yours,

/s/ Matthew J. Van Wormer

Matthew J. Van Wormer

On Behalf of The Gabelli SRI Fund, Inc.